SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

DIRECT DIAL 617-573-4859 DIRECT FAX 617-305-4859 EMAIL ADDRESS MARGARET.COHEN@SKADDEN.COM	500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116 TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com August 2, 2017

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Kim McManus

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:                         Tremont Mortgage Trust

Registration Statement on Form S-11

Filed July 7, 2017

File No. 333-219205

Dear Ms. McManus:

On behalf of Tremont Mortgage Trust (the “Trust”), we are responding to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in your letter dated August 1, 2017 in connection with the above captioned registration statement. Amendment No. 1 to such registration statement (as so amended, the “Registration Statement”) is being filed simultaneously with this letter. For the convenience of the Staff, we also sent to you a paper copy of this letter and clean and marked copies of the Registration Statement.

Your numbered comments with respect to the Registration Statement are reproduced below in italicized text. The Trust’s responses thereto are set forth immediately following the reproduced comment to which they relate. All references to page numbers in the Trust’s responses are to the page numbers in the prospectus included as part of the Registration Statement (the “Prospectus”).  Capitalized terms used herein without definition have the meanings given in the Prospectus.

Kim McManus

August 2, 2017

General

1.                        We note your response to comment 3 of our prior letter. We have referred your analysis to the Division of Investment Management, and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

Response: The Trust acknowledges this comment and has contacted the Division of Investment Management staff member directly.

Management

Compensation of the Trustees and Officers, page 98

2.                        We note your response to comment 9 and your revised disclosure on page 99. We further note that you intend to reimburse your Manager for the cost of personnel who spend a portion (but less than 50%) of their business time providing services to you. You also state that you do not intend to reimburse your Manager for the cost of personnel who spend 50% or more of their business time providing services to the Manager, except as specifically approved by your Independent Trustees. Please specifically disclose whether you will reimburse your Manager for the salaries and benefits to be paid to your named executive officers and/or Managing Trustees. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the Manager, break out the amounts paid pursuant to the base management fee, incentive fee and the expense reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer or Managing Trustee.

Response:  In response to the third sentence of the Staff’s comment, the Trust has revised the disclosure on page 101 of the Prospectus.  Regarding the fourth sentence of the Staff’s comment, the Trust advises that it plans to disclose the following in future filings:

•                 In future filings that require Item 404 of Regulation S-K disclosure, the Trust plans to disclose the amount of fees paid by the Trust to the Manager, with amounts broken out separately for: (i) the base management fee, (ii) the incentive fee and (iii) reimbursement of Manager expenses.

•                 In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, as applicable, the Trust plans to specify the amounts, if any, of reimbursements paid by the Trust to the Manager (or its parent) for the salary or benefits the Manager (or its parent) pays any named executive officer of the Trust or Managing Trustee.

Kim McManus

August 2, 2017

The Trust plans to reevaluate its disclosure in the event of a change in applicable disclosure rules or regulations or a change in the terms of its management agreement with the Manager.

Item 36. Financial Statements and Exhibits, page II-3

3.                        We note you indicate that a number of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft exhibits should be filed on EDGAR as correspondence.

Response: The Trust has filed a number of exhibits with Amendment No. 1.  Contemporaneously with this letter, the Trust is also filing drafts of Exhibits 5.1 (Opinion of Venable LLP) and 8.1 (Opinion of Sullivan & Worcester LLP) on EDGAR as correspondence for the Staff review.  The Trust plans to file the balance of the exhibits by subsequent amendment.

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If you have any questions regarding the responses to the comments of the Staff, or require additional information, please call me at (617) 573-4859.

Very truly yours,

/s/ Margaret R. Cohen

Margaret R. Cohen

cc:                              Jennifer Monick, Assistant Chief Accountant

Jorge L. Bonilla, Staff Accountant

Kasey Robinson, Staff Attorney

United States Securities and Exchange Commission

David M. Blackman, Chief Executive Officer

Tremont Mortgage Trust